January 31, 2020

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Form 10-12G
           Filed November 19, 2019
           File No. 000-56121

Dear Mr. Silbert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Joe Hall